OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SHIFTMobility Inc.

303 Twin Dolphin Drive
Suite 600
Redwood City, CA 94065

http://www.shiftmobility.com



10000 shares of Non-Voting Common Stock and AutOn Tokens

THE OFFERING

Maximum 1,070,000 shares of non-voting common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below.

Minimum 10,000 shares of non-voting common stock ($10,000)

Company	SHIFTMobility, Inc.
Corporate Address	303 Twin Dolphin Drive, Suite 600, Redwood City, CA 94065
Description of Business	SHIFTMobility provides B2B solutions to seamlessly connect auto-parts manufacturers, distributors, repair centers, dealers and connected cars on SHIFTMobility Automotive Blockchain Platform.
Type of Security Offered	Non-Voting Common Stock and AutOn Tokens
Purchase Price of Security Offered	$1.00 per Share of Non-Voting Common Stock
Minimum Investment Amount (per investor)	$500.00

Perks*

For every $100 that you invest, the Offering includes 1 AutOn Token.
AutOn Tokens may be used to purchase products (ex: cars, brake pads) and services (ex: oil change) on the SHIFTMobility Network.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

AutOn Utility Tokens

Description: AutOns are SHIFTMobility's ERC-20 compliant utility tokens, that would be issued on the Ethereum blockchain.

AutOn empowers businesses and customers to engage with one another in a transparent and trustworthy manner from the first time they purchase their vehicle through its maintenance lifecycle. AutOn tokens are purchasable by shops, chains, distributors, and manufacturers to reward to car owners. Tokenized data means diminished friction between participants and real-time engagement between customers, workers, dealers and vehicles. AutOns are the next generation in consumer reward programs and can be used for purchasing cars, parts, or repair services. AutOn when approved are released to customer's wallet address and can be accessed from VehiclePassport app.

- **Initial Blockchain for issuance of AUTON token to investors:** ERC20. We have 30 million AUTONS already available on Etherscan so that we can issue them to the investors.
- **Migration to Alternative Blockchain:** N/A. We will continue to issue tokens to investors using Ethereum.
- **Expected Network Launch date:** Q3 2018
- **Total amount of Tokens authorized for creation:** 30,000,000
- **Amount of Tokens or Rights to Tokens already issued:** We would be issuing tokens in proportion to capital raised on Start Engine. We have not issued tokens in any pre-sale raise. We have not reserved the rights to any of these tokens allocated definitively.
- **Will they be listed on Exchanges:** No
  - **if so, which:**

<u>Other Material Terms:</u>

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

What does the token represent? What does the token do? Where can it be used (please include the name of the network, if any)?

AUTON utility token allows investors to buy products on SHIFTMobility Network. The token does not provide equity or revenue share.
AUTON tokens can be used to purchase licensed OEM repair information for vehicles and to diagnose DTC issues. AUTON tokens can only be used on SHIFTMOBILITY network.

The Company has a fully functional distributed ledger based business model and a blockchain based token and we use Blockcurr private blockchain infrastructure.
 Ethereum is only used for payments depending upon the use case of the automotive

industry.

The token is currently not intended to be listed exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

<u>The 10% Bonus for StartEngine Shareholders</u>

SHIFTMobility, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Common Stock at $1 / share, you will receive 10 Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

SHIFTMobility Inc. was incorporated as a C-Corporation under the laws of the State of Delaware on April 2, 2013. SHIFTMobility Pvt Ltd is a consulting services entity and was established in India on Feb 24, 2014. SHIFTMobility Pvt Ltd solely provides product development and testing services to SHIFTMobility Inc.

SHIFTMobility provides a seamless connection between parts manufacturers, distributors repair centers, dealers and connected cars on our network. Our platform sends and receives vehicle data that runs the gamut: including real-time events,

service alerts, and transactional data such as invoices and receipts, inspections, repairs performed, parts replaced, and maintenance performed, all captured on SHIFTMobility Automotive blockchain, and enables us to provide insight into local demand and actionable service recommendations. AutOn tokens are rewarded to consumers and businesses who are taking care of the vehicle in a timely manner, that could be used to buy products and services. All our products are on blockchain and in production today.

The Company's mission is to provide business-to-business (B2B) solutions by building a Decentralized Autonomous Organization (DAO) to automate vehicle contracts, transactions, payments, and commercial settlements with Decentralized Applications (DApp). With our Internet of Things (IoT) technology, the company will be able to track the supply chain lifecycle of products and services within our network of dealers, OE and aftermarket part manufactures, distributors, and repair centers. Car owners will have complete transparency about their vehicle, maintenance to be performed per mile and complete service history, and businesses will be able to easily operate in a **technologically advanced automotive landscape.**

The Company's ledger will provide an indisputable record of services and interactions with individuals on our supply chain. SHIFTMobility's DAO will capture and maximize the utilization of real-time data from vehicles and a variety of sources such as service centers, parts suppliers, and car manufacturers, thus **enabling demand stimulation and supply chain optimization** as well as facilitating the **timely resolution of contracts and disputes among supply chain partners.**

With 110,000+ business users already downloading and using our applications, we're growing and expanding rapidly.

Further information about the Company and its business appears at on the Company's profile on StartEngine.com and as an Exhibit to the Form C of which this Offering Memorandum forms a part.

Litigation and Liabilities

The Company is currently not subject to any litigation. Please refer to the "Financial" tab for information on the Company's long-term debts.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In May 2014, the Chief Executive Officer of the Company, Pavana Jain, loaned $100,000.00 to the Company at a simple interest of 1% per annum, repayable at any time without premium or penalty.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

The team

Officers and directors

Pavana Jain	CEO, Board Member, Founder
Arvind Jain	CTO, Board Member, Founder
Steve Goodman	Board Member
Stephen Gross	Board Member

Pavana Jain
• 25+ years of tech industry leadership, innovation, and executive management experience at Fortune 100 companies • As Senior Director and core team member, responsible for growing Oracle Cloud and Oracle Fusion Middleware to $b business units • Stanford Business School Alumni • MIT AI certification Pavana has served as full time CEO, Director, and Founder of ShiftMobility since July 2014.

Arvind Jain
• 29+ years of R&D, entrepreneurship, and executive management experience at Fortune 100 and startup companies • Previous startup was in healthcare • Supply chain, vehicle connectivity, big data, and blockchain expert • W3C standard committee member • Oxford Blockchain alumni Arvind has served as full time CTO, Director, and Founder of ShiftMobility since May 2013.

Steve Goodman
Steve has been part of the HR Tech industry across four companies: Skillsoft, Bright, LinkedIn, and now Restless Bandit (2014 - Present). Steve is also a partner at Toba Capital (2013 - Present), a venture firm with over $850M under management and primarily focus on HR technologies and artificial intelligence. Steve represents Toba Capital in ShiftMobility's Board and is not directly or actively involved in the company's daily operations.

Stephen Gross
BA Physics, Mathematics from Wesleyan University, MSEE from Stanford University. Held various engineering and management roles at Cromemco, Inc / Dynatech

Computer Systems and then at SanDisk Corporation for 18 years before retiring in 2007. Co-Executive Director of the CompactFlash Association 2008-2009. Subsequently volunteered for the City of Cupertino, Pinewood School and The Harker School while managing owned rental properties until present. He currently is a volunteer Middle School Summer Robotics Teacher in 2018. Stephen is an angel investor and does not actively spend hours on ShiftMobility.

Number of Employees: 42

Related party transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: (1) In May 2014, the Chief Executive Officer of the Company, Pavana Jain, loaned $100,000.00 to the Company at a simple interest of 1% per annum, repayable at any time without premium or penalty. (2) The Company relies on blockchain technology provided by BlockCurr Inc. and Arvind Jain is the co-founder for BlockCurr Inc. BlockCurr has waived all payments for 12 months effective April 2018. Prior to 2018, there were no related party transactions with Blockcurr. While this is not yet captured in our agreements at this time as it is renewable every year, the annual fees for Apr 2019 they Apr 2020 is projected to be no more than $10,000. (3) SHIFTMobility India Private Limited (Corporate Identity Number U72200DL2014PTC266479) was registered on 19 March, 2014 and has three directors. Their shares are as follows. Pavana Jain 50%, Parmod K. Jain 25%, Poonam R. Jain 25%. (4) There have been no transactions in the last three years with any of the related parties including any of the people named above, or named as having 20% or more voting power. (5) There were no transactions in which the issuer was or is to be party of capital sought by the company under Regulation CF. (6) SHIFTMobility India Private Limited provides consulting services only to SHIFTMobility Inc. and is reimbursed on a monthly basis. The amounts are covered under financial statements.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investors in this Offering will receive no voting rights.** The company has determined that investors in this Offering will receive Non-Voting Common Stock. All rights and preferences are set forth in the Subscription Agreement and the Fifth Amended and Restated Certificate of Incorporation of the Company. No investor in this Offering will have the ability to determine the policies of the Company unless provided by law, as voting power is concentrated in the hands of our founding members.
- **The security may be illiquid for long periods of time.** The Non-Voting Common

Stock sold in this offering will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around November ____, 2019. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **Management has discretion on use of proceeds generated from this offering.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.

- **Future fundraising may affect the rights of investors.** In order to expand and to survive, the Company is likely to raise funds against the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

- **Investors may face dilution of their equity interest by subsequent financings and stock issuances.** The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including Common and Preferred Stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the Common Stock offered through this offering. In addition, the Company has reserved additional Common Stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through Preferred Stock with terms and preferences to be determined in the sole discretion of the Board of Directors. In addition, the Company has authorized 17,554,636 shares of Preferred Stock for issuance to certain accredited investors and intends to consider all possible opportunities to raise future capital, including by selling such shares of Preferred Stock as well as the potential issuance in the future of convertible promissory notes. All such future issuances of Preferred or Common stock, or convertible securities such as promissory notes, may dilute an Investor's investment in this Offering.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be

returned to you without interest or deduction, or if the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

- **The development and commercialization of our products is highly competitive.** The Company faces competition with respect to any products that it may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than us and have superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

- **If we were to lose the services of our key personnel, we may not be able to execute our business strategy.** Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us.

- **If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.** Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of ShiftMobility. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

- **Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.** Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification

agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

- **The Company may incur uninsured losses.** Although the Company intends to maintain modest insurance coverage, we cannot assure that the Company will not incur liabilities and losses as a result of the conduct of our business. Should any major uninsured losses occur, the holders of our Common Stock could lose their invested capital.

- **The potential market for the Company's products is characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The Company's success could depend on its ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **If the Company is unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, it may not be able to grow effectively.** The Company's performance will be largely dependent on the talents and efforts of highly skilled individuals. The Company's future success depends on its continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If the Company does not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, the Company's future success will depend in large part on our ability to retain key consultants and advisors. The Company cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of ShiftMobility. The Company's inability to retain their services could negatively impact its business and ability to execute the business strategy.

- **We rely on various intellectual property rights, including trademarks, and licenses in order to operate our business.** Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and

other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

- **From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.** Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

- **The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute

our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

- **We have not prepared any audited financial statements.** The Company has provided financials reviewed by an independent CPA and therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

- **We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.** Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

- **We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.** We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- **The Company has indicated that it has engaged in certain transactions with related persons.** From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: In May 2014, the Chief Executive Officer of the Company, Pavana Jain, loaned $100,000.00 to the Company at a simple interest of 1% per annum, repayable at any time without premium or penalty.

- **Government regulations pertaining to Blockchain technology are subject to changes.** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how utility tokens can be transferred or traded. Therefore, if the utility tokens are

tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced.

- **The Company does not own any patents.** The underlying technology used by the Company forms the backbone of the business and is critical to its success. The Company does not own any patents as of the date of this filing and while the barrier for entry in the industry is high, any reproduction or duplication of the technology by a competitor may adversely affect the Company's business.

- **The Company does not own the underlying Blockchain technology.** The Company heavily relies on blockchain technology for record keeping, utility token generation and transactions within the ShiftMobility ecosystem. The Company has entered into a non-exclusive licensing agreement with Blockcurr Inc. to use its intellectual property including blockchain infrastructure, protocols, utility token generation technology, etc. Arvind Jain, Director and Officer of ShiftMobility is also a Co-founder of Blockcurr and may have competing interests with the Company. This agreement can be terminated at any given time by either party, by providing 60 days written notice.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Pavana Jain, 48.4% ownership, Common Shares
- Arvind Jain, 48.4% ownership, Common Shares
- Stephen J. Gross, 63.79% ownership, Series A-1 Preferred Stock
- Arvind Jain, 27.23% ownership, Series A-1 Preferred Stock
- Toba Capital Fund II, LLC, 52.85% ownership, Series A Preferred Stock

Classes of securities

- Common Stock: 12,398,647

   The Company has authority to issue up to 35,000,000 shares of Voting Common Stock with rights preferences and restrictions as set forth in the Fifth Amended and Restated Certificate of Incorporation, to be filed prior to the first close of this Offering. As on the date of this offering, 12,398,647 shares of Common Stock are issued and outstanding.

   Dividend Rights

   Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

   Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Series A Preferred Stock and Series A-1 Preferred Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Stock and any additional classes of Preferred Stock that the Company has already designated or may designate in the future.

- **Non-Voting Common Stock: 0**

  Prior to the first closing of this Offering, the Company will have authority to authorize up to 1,070,000 shares of Non-Voting Common Stock. The rights, preferences, privileges and restrictions of the Company's Non-Voting Common Stock will be set forth in the Fifth Amended and Restated Certificate of Incorporation, to be filed prior to the first close of this Offering. As on the date of this offering, 0 shares of Non-Voting Common Stock are issued and outstanding.

Dividend Rights

Holders of Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds.

Voting Rights

Holders of Non-Voting Common Stock will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock and Non-Voting Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

- Series A Preferred Stock and Series A-1 Preferred Stock: 16,967,538

The Company has 9,854,636 shares of the authorized Preferred Stock of the Company designated "Series A Preferred Stock" and 7,700,000 shares of the authorized Preferred Stock of the Company designated "Series A-1 Preferred Stock" with rights, preferences and restrictions as set forth in the Fifth Amended and Restated Certificate of Incorporation.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable solely in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, a cash dividend on each outstanding share of Series A Preferred Stock at a rate equal to eight percent (8%) per annum of the Series A Original Issue Price (as defined below) on each share of Series A Preferred Stock and a cash dividend on each outstanding share of Series A-1 Preferred Stock at a rate equal to eight percent (8%) per annum of the Series A-1 Original Issue Price (as defined below) on each share of Series A-1 Preferred Stock. Any partial payment of the foregoing dividends to the holders of Preferred Stock shall be made ratably and on a pari passu basis among the holders of Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

Conversion Rights

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by:

For holders of Series A Preferred Stock, dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.3840. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

For holders of Series A-1 Preferred Stock, dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below) in effect at the time of conversion. The "**Series A-1 Conversion Price**" shall initially be equal to $0.2981. Such initial Series A-1 Conversion Price, and the rate at which shares of Series A-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

The "Applicable Original Issue Price" refers to the Series A Original Issue Price of $0.3840 per share and to the Series A-1 Original Issue Price of $0.2981 per share.

Rights to Receive Liquidation Distribution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to:

- For holders of Series A Preferred Stock, the Series A Original Issue Price, plus any dividends declared but unpaid thereon.
- For holders of Series A-1 Preferred Stock, the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon.

A "Deemed Liquidation Event" is defined in the Restated Certificate of Incorporation as a merger or consolidation or the sale, lease, transfer, exclusive license or other disposition by the Company or its Subsidiaries of all or substantially all of the assets of the Company and its Subsidiaries.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Series A Preferred Stock and Series A-1 Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

SEE THE FIFTH AMENDED AND RESTATED ARTICLES OF INCORPORATION ATTACHED AS EXHIBIT F TO THE OFFERING DOCUMENT FOR A COMPLETE SET OF RIGHTS AND PREFERENCES.

- 2013 Stock Option and Grant Plan: 131,759

The company issues stock options pursuant to its 2013 Stock Option and Grant Plan. Out of the authorized pool of 4,179,270 stock options, the Company has granted 1,809,564 stock options and 131,759 stock options have been exercised till date.

What it means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any right to vote in regard to the corporate actions of the Company, including issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will hold minority interest, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you won will go down, even though the value of the company may go up. You will own a small piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

In an IPO;

To the Company;

To an accredited investor; and

To a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We are an early revenue stage company in a vertical automotive market segment. All products listed in this offering, are generally available today and are accessible either on the web or downloadable from iTunes and Android Marketplaces. As highlighted in sections above, our recognized revenue was $662,818 in CY2017 from our SaaS solution offerings delivered on mobile devices. From Q3 2018 onwards, we project blockchain based applications and AutOn crypto-tokens will generate additional revenue streams for the company. Additionally, there has been significant interest from outside of US especially from Canada, South America, Europe, U.A.E, and India. We have entered into a Memorandum of Understanding (MOU) with Modi Group - a large dealer network based in Mumbai, India. Modi group's presence in the Indian automotive sector spans more than three and half decades. They have varied experience in this industry from two wheelers, bike, tractors and passenger car market. They are market leaders of luxury brands like Audi (audimumbaiwest.in) Hyundai (Modihyundai.com) and Ford (scford.net) in Mumbai, India. Vehicle passport app is already rolled out in US and India. Customers can download the app today, register their vehicles and get AutoOn's.

Based on our forecast, and liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 8 months without revenue generation from the new streams. Additionally we will continue to raise funds from institutional

investors.

Our major expenses are in sales, support, marketing, business development, and contract administration. We also expect rapid ramp up and anticipate IT investments to support growing customer base.

Notes:

[1] According to our CPA, Cost of Goods Sold does not apply for our business today. Please refer financial statement for the expenses.

Financial Milestones

The company is investing for continued growth of the brand, and is generating sizeable net income losses as a result. Based on current pipeline, partnerships, future US deals, deals due to global expansion and AutOn monetization plans, management projects the following milestones.

Revenue:

2018 - $1.04M

2019 - $5.07M

2020 - $23.18M

Cost of Revenue:

2018: $ 412K

2019: $ 2.7M

2020: $5.7M

Total Operating Expenses:

2018 - $1.9M

2019: $6.5M

2020: $9.4M

SHIFTMobility has raised $5.2M in Series A and Series A-1 equity rounds.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations during our transition to profitability anticipated in 2020. If the company is successful in this offering, we will

likely continue raising capital under crowdfunding offerings, equity or debt issuances, institutional investors, strategic investors, or other methods available to the company. Company will also continue to generate income from existing contracts and new deals in our pipeline. Company is currently backed by Toba Capital, with over $850M in management fund and angel investors with anticipated continued participation in the next rounds of fund raise.

We expect to use the funds raised immediately to fund the ongoing operations as noted above. The funds raised is essential to expand our brand awareness and go to market.

Indebtedness

In May 2014, the Chief Executive Officer of the Company, Pavana Jain, loaned $100,000.00 to the Company at a simple interest of 1% per annum, repayable at any time without premium or penalty. On April 9, 2018, the Company issued a total of $65,013.24 worth of convertible notes with 3% simple interest per annum and a maturity date that included principal and accrued interest due in 24-months, in lieu of salaries. The terms of the convertible notes include an option to convert the outstanding principal balance of the Notes and any unpaid accrued interest into shares of the Company's A-1 Preferred Stock at a conversion price equal to $0.2981 per share. Between April and August 2018, the Company raised a total of $529,000.00 of debt financing under convertible notes with 8% simple interest per annum and a maturity date that included principal and accrued interest due in 24-months. The terms of the convertible notes include a mandatory conversion in the event of any Subsequent Equity Financing of $500,000 or more into the Company's equity securities sold in such financing at the lower of (i) the price paid per share for such equity securities by investors in the financing and (ii) the quotient resulting from dividing $10,50,000.00 by the number of outstanding, fully diluted number of shares, on a fully-diluted basis, immediately prior to the financing.

Recent offerings of securities

- 2014-06-26, REGULATION D, 6056395 SERIES A PREFERRED STOCK. Use of proceeds: Product Development and pilot rollout in the San Francisco- Bay Area
- 2016-06-03, REGULATION D, 3798241 SERIES A PREFERRED STOCK. Use of proceeds: Research & Development, Sales and Marketing in California
- 2017-12-29, REGULATION D, 7112902 SERIES A-1 PREFERRED STOCK. Use of proceeds: R&D, Nationwide Sales and Marketing, Key partnership development

Valuation

$33,545,455.00

The pre-money valuation of the Company is $33,545,455.00. This pricing is based on the following projected growth: The Company projects a 3% market penetration with 4,800 service centers and each service center on an average services 1,000 customers

and 7.2 Million vehicles. To give some context of where we are right now, with our already signed contract with Take 5, we are on-boarding 4 Million vehicles and additionally, with the Modi group Memorandum of Understanding that we have signed, we are on our way to signing a deal shortly and on-boarding 2 Million vehicles. The company has generated revenue in 2016 and 2017, with applications that are all generally available and in use by customers. In 2017, the company had $1.2M in bookings and recognized revenue of $662,818. In 2018, more specifically starting Q3'2018 the Company started rolling out blockchain applications and AutOns, the Company's digital tokens. The revenue channels have thus expanded to include blockchain-as-a-service and token monetization. The Company has also signed additional deals with a robust pipeline for the remaining two quarters, and is projecting $1M in revenue for 2018. Our ability to meet the projected revenue may be impacted if the Company fails to raise funds. We believe, the Company built the world's first marketplace on blockchain technology [1], with more than 200+ Million parts, 50,000+ vehicle data, 1.8TB of repair data, and hundreds of invoices across service centers on it. The Company is adding significant amount of connected vehicle data including: retail and wholesale prices, inspections performed, repair data, and service history on blockchain. Our platform and solutions have the ability to add car sale-agreements or lease agreements, track components across the automotive supply chain using smart contracts on blockchain. As a result, the Company provides its' car owners the ability to have an end-to-end view of their vehicle, from point of sale and service, to end of vehicle life, or when vehicle can no longer be serviced. The automotive market is huge; with the exception of year 2009 [4], it has shown consistent growth [2]. In 2017, 17.25M new vehicles were sold in the US [3]. Just the US Automotive Market is a $287 Billion industry [2] and consists of 212 Million drivers, 268.8 Million cars [4]. SHIFTMobility is rapidly growing within US, having already captured 119,000+ shops, 200+ distributors, OEM and Aftermarket parts price, 1.8TB of data and 200 Million parts. SHIFTMobility is also growing internationally with demands coming from Canada, South America, Europe, UAE and India. Automotive is a trillion dollar global industry. We believe, barrier to entry is high because the information is highly fragmented and no transparency. In our opinion, there is no single platform to unite all supply chain network, car owners, and connected vehicles. The Company has not undertaken any efforts to produce a third-party valuation of the Company. The price of the shares in the Offering reflects the opinion of the Board as to what would be fair market value and the Company's internal determination based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The valuation of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future. Sources: [1] SHIFTMobility Press Release: http://shiftmobility.com/press-releases/shiftmobility-liberates-vehicle-data-worlds-

first-secure-automotive-blockchain-platform/ [2] Size of the Automotive Aftermarket: https://automotiveaftermarket.org/aftermarket-industry-trends/automotive-aftermarket-size/ [3] U.S. Auto Sales Totaled 17.25-Million in 2017: https://www.automobilemag.com/news/u-s-auto-sales-totaled-17-25-million-calendar-2017/ [4] Number of motor vehicles registered in the United States from 1990 to 2016 (in 1,000s): https://www.statista.com/statistics/183505/number-of-vehicles-in-the-united-states-since-1990/

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses	$7000	$7000
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$2400	$998,800
Use of Net Proceeds:		
R& D & Production	$288	$119,856
Sales	$912	$259,808
Marketing	$1200	$376,045
New Hires	$0	$85,000
Administration (Legal, Financials, Rent, etc)	$0	$158,091
Total Use of Net Proceeds	$2400	$998,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise either target or over-allotment amount of $1,070,000, it will be used

to cover part of the operating expenses. Specifically, we will use part of the net proceeds to make continued enhancements to the products to be competitive in the market, sales, marketing, and for hiring. In the next 6 months, we intend to add key members in business development , critical account management, contract administrator, social media marketing campaigns, and expand customer support team.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds. Specifically, it does not plan to use any expense that is for the purposes of inter-company debt or back payments or payment of the current loan from the officer. Officer's salaries are expected to be paid with revenue being generated or capital raised from other avenues and not from Regulation Crowdfunding funds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.shiftmobility.com/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SHIFTMobility Inc.

[See attached]

Naresh Arora & Gulrajani, LLP

Certified Public Accountants

2350 Mission College Blvd., Suite 1160, Santa Clara, CA 95054

Phone 408 988 2900; Fax 408 988 2907

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors,
ShiftMobility, Inc.
Redwood City, CA

We have reviewed the accompanying consolidated financial statements of ShiftMobility, Inc. (a C Corporation) and its wholly owned foreign subsidiary, which comprise the balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes to shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our reviews, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

Naresh Arora & Gulrajani CPAs LLP

Santa Clara, CA
August 26, 2018

SHIFT MOBILITY INC.
CONSOLIDATED BALANCE SHEETS

		DECEMBER 31, 2017		DECEMBER 31, 2016
ASSETS				
Current assets				
Cash and equivalents	$	578,543	$	79,917
Accounts receivable		-		33,460
Prepaid items		4,920		4,692
Total current assets		583,463		118,069
Machinery and equipment, net		31,928		67,901
Other assets				
Organization expense, net		65,830		71,554
Capitalized software development expenses		100,000		100,000
Loans and advances		7,577		-
Deposits		38,994		37,296
Total other assets		38,994		37,296
Total assets	$	827,792	$	394,820
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current liabilities				
Accounts payable and accrued expenses	$	228,726	$	26,049
Deferred revenue		30,376		122,534
Total current liabilities		259,102		148,584
Loan from officers		100,896		100,646
Promissory notes payable		-		750,000
Deferred tax liability		1,386		1,946
Shareholder's equity				
Common stock, authorized shares 35,000,000, par value $0.0001 ; issued and outstanding shares 12,737,800		1,240		1,256
Preferred Series A, authorized, issued and outstanding shares 9,854,636, par value $0.0001		985		985
Preferred Series A-1, authorized shares 7,700,000, par value $0.0001; issued and outstanding shares 7,112,902		711		-
Additional paid-in-capital		5,886,500		3,636,371
Accumulated other comprehensive income		(11,224)		2,139
Retained earnings		(5,411,805)		(4,247,106)
Total shareholder's equity		466,408		(606,356)
Total liabilities and shareholder's equity	$	827,792	$	394,820

See accompanying notes and independent accountant's review report.

SHIFT MOBILITY INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	FOR THE YEAR ENDED DECEMBER 31, 2017	FOR THE YEAR ENDED DECEMBER 31, 2016
Revenues	$ 662,818	$ 130,355
Operating Expenses:		
Advertising and business promotion	52,297	63,984
Salaries, benefits and taxes	624,527	889,457
Outside services	43,815	66,566
Officers compensation	246,810	319,517
Computer hardware and software supplies	167,265	146,457
Rents	310,784	184,961
Travel, meals and entertainment	46,643	83,903
General and administrative expenses	211,199	149,890
	1,703,341	1,904,735
Loss from operations	(1,040,523)	(1,774,380)
Other income (expense)		
Interest expense related to convertible debt	(119,855)	-
Income (loss) before taxes	(1,160,378)	(1,774,380)
Income taxes:		
US state franchise taxes	800	1,554
Foreign income taxes	3,520	6,503
	4,320	8,057
Net loss	$ (1,164,698)	$ (1,782,436)
Other comprehensive income (loss):		
Foreign currency translation adjustment	(13,363)	2,139
Comprehensive income (loss)	$ (1,178,061)	$ (1,780,297)

See accompanying notes and independent accountant's review report.

SHIFT MOBILITY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Convertible Preferred Series A		Convertible Preferred Series A-1		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balances, December 31, 2015	6,056,395	$ 605	-	$ -	12,398,647	$ 1,240	$ 2,160,830	$ -	$ (2,464,670)	$ (301,995)
Issuance of preferred stock at $0.384 per share	3,798,241	380	-	-	-	-	1,458,145	-	-	1,458,525
Stock based compensation charges	-	-	-	-	-	-	17,412	-	-	17,412
Cumulative translation adjustment	-	-	-	-	-	-	-	2,139	-	2,139
Net income (loss)	-	-	-	-	-	-	-	-	(1,782,436)	(1,782,436)
Balances, December 31, 2016	9,854,636	985	-	-	12,398,647	1,240	3,636,386	2,139	(4,247,106)	(606,356)
Stock issued upon conversion of debt (principal $1,500,000 plus interest accrued $119,605)	-	-	7,112,902	711	-	-	2,119,645	-	-	2,120,356
Discount on conversion of debt	-	-	-	-	-	-	124,249	-	-	124,249
Stock based compensation charges	-	-	-	-	-	-	6,220	-	-	6,220
Cumulative translation adjustment	-	-	-	-	-	-	-	(13,363)	-	(13,363)
Net income (loss)	-	-	-	-	-	-	-	-	(1,164,698)	(1,164,698)
Balances, December 31, 2017	9,854,636	$ 985	7,112,902	$ 711	12,398,647	$ 1,240	$ 5,886,500	$ (11,224)	$ (5,411,805)	$ 466,408

See accompanying notes and independent accountant's review report.

4

SHIFT MOBILITY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2017	FOR THE YEAR ENDED DECEMBER 31, 2016
Cash flows from operating activities:		
Net income (loss)	$ (1,164,698)	$ (1,782,436)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	40,317	33,167
Interest accrued on convertible debt	119,855	250
Stock based compensation charges	6,220	17,412
Changes in operating assets and liabilities:		
Trade accounts receivable	33,460	(24,861)
Prepaid items	(228)	(3,687)
Loans and advances	(7,577)	-
Deposits	(1,698)	-
Trade accounts payable and accrued expenses	202,677	26,049
Deferred revenue	(92,158)	122,534
Deferred tax liability	(560)	1,946
Net cash used in operating activities	(864,392)	(1,609,626)
Cash flows from investing activities:		
Purchase of property and equipment	1,381	(87,508)
Net cash provided by investing activities	1,381	(87,508)
Cash flows from financing activities:		
Issuance of preferred stock	1,375,000	1,162,356
Net cash provided by financing activities	1,375,000	1,162,356
Effect of exchange rates on cash and cash equivalents	$ (13,363)	2,139
Net increase (decrease) in cash	$ 498,626	$ (532,639)
Cash and equivalents, beginning of year	$ 79,917	612,556
Cash and equivalents, end of year	$ 578,543	$ 79,917
SUPPLEMENTAL DISCLOSURES		
Interest paid	-	-
Income taxes paid	$ 800	$ 800

See accompanying notes and independent accountant's review report.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Management has evaluated subsequent events through August 26, 2018, the date on which financial statements were available to be issued.

Nature of Operations

ShiftMobility, Inc. ("ShiftMobility" or "Company") is a global information technology services company. The Company specializes in leveraging innovations in cloud computing, Big Data, blockchain, and connected vehicle technology. It harnesses demand from connected vehicle apps, commerce, diagnostics, and service intelligence. ShiftMobility's Automotive Cloud Platform accelerates digital transformation by simplifying the construction, integration, and deployment of novel automotive solutions on a secure and scalable infrastructure. The Company, incorporated in January 2005, has its principal offices in Redwood City, California, with offshore development offices in India.

Foreign Operations

Operations outside the United States include subsidiary in India. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of ShiftMobility, Inc. and its subsidiary, Shift Mobility Pvt. Ltd. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

Method of Accounting

The Company prepares its financial statements for reporting and management purposes on accrual basis of accounting.

Cash and equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

The Company grants credit terms in the normal course of business to its customers. Concentrations of credit risk with respect to these trade receivables are considered minimal due to the geographical and operating diversity of the companies involved. The Company's revenues and resulting accounts receivable are derived primarily from large and mid-sized organizations in various industries throughout the United States.

Accounts receivable are recorded at invoiced amounts, net of the Company's estimated allowances for doubtful accounts. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required.

Property and Equipment

Property and equipment are stated at cost less depreciation and provision for impairment where appropriate. Depreciation expense is computed using the straight-line method over estimated useful lives of three to seven years. All repair and maintenance costs are expensed as incurred.

Deferred Revenue

Deferred revenue consists of amounts relating to software subscription, maintenance and support that have been invoiced but that have not been recognized as revenue. The revenue is recognizable ratably during the succeeding one to twelve-month period.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a written contract signed by both the customer and management prior to the end of the period.

Delivery or performance has occurred. The Company's software is delivered electronically to the customer. Delivery is considered to have occurred when the Company provides the customer access to the software along with login credentials.

Fees are fixed or determinable. Fees from licenses are generally due in annual or, in certain cases, quarterly installments over the term of the agreement beginning on the effective date of the license. Accordingly, fees from term licenses may not be considered to be fixed or determinable until they become due.

Collectability is probable. Collectability is assessed on a customer-by-customer basis, based primarily on creditworthiness as determined by credit checks and analysis, as well as customer payment history. Payment terms generally range from 30 to 90 days from invoice date. If it is determined prior to revenue recognition that collection of an arrangement fee is not probable, revenues are deferred until collection becomes probable or cash is collected, assuming all other revenue recognition criteria are satisfied.

Income Taxes

Income tax for the period comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Current tax charge or (benefit) is the amount expected to be paid or recovered from the taxation authorities in respect of taxable profits or losses for current periods and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred taxes are recognized using the balance sheet liability method for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax balances are measured at tax rates enacted or substantially enacted at balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilized. Deferred tax assets for deductible temporary differences are recorded only to the extent that it is probable that future taxable profits will be available against the deductions can be utilized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No uncertain positions were identified during any of the periods presented.

Share-based compensation

Share-based compensation expense is recognized over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The fair value of share-based payments is expensed, with a corresponding increase to additional paid-in capital for the equity-classified awards. Upon exercise of stock options, the consideration paid upon exercise is recorded as ordinary shares in additional paid-in capital.

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of its share-based compensation expense. The model requires management to make assumptions including expected volatility, expected option life, risk-free interest rate, and expected dividends. The underlying assumptions to these fair value calculations are discussed in Note G – Share-Based Compensation.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, and gains and losses that under GAAP are recorded as an element of shareholders' equity but are excluded from net income. The Company's other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, and net changes in fair value of derivative instruments related to net investment hedges.

Currency Translation

Results of operations for the Company's foreign subsidiaries are translated from the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities translated at rates of exchange in effect at the date of the balance sheet. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying consolidated balance sheets. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the foreign subsidiary's functional currency are included in earnings.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to the allowance for doubtful accounts, potential asset impairments, and accruals for bonuses and commissions to officers.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, to the extent of the amounts recorded on the balance sheet.

Fair Value of Financial Instruments

The Company has estimated the fair value of its financial instruments which include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and amounts due to related companies. The Company used information available as at fiscal year-end to determine that the carrying amounts of such financial instruments approximate fair value in all cases.

As at December 31, 2017, the Company's financial assets and liabilities for which fair value is required to be disclosed under ASC 825, *Financial Instruments*, consist of cash and cash equivalents, prepaid items and other assets. The Company maintains its cash and cash equivalents in bank deposit accounts in the United States and India.

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date through August 26, 2018 the date on which the balance sheet was available to be issued.

NOTE B – PROPERTY AND EQUIPMENT

As of December 31, 2017 and 2016, property and equipment consists of the following:

	December 31, 2017	December 31, 2016
Computers and office equipment	$ 30,453	$ 30,453
Furniture and fixtures	1,537	1,537
Software	76,734	76,734
	108,724	108,724
Less: Accumulated Depreciation	(76,796)	(40,822)
	$ 31,928	$ 67,901

NOTE C – CAPITALIZED SOFTWARE DEVELOPMENT EXPENSES

Capitalized software development expenses include the allocations, as determined by the management, of compensation and cost of professional services directly attributable to the out-of-pocket development expenses incurred by the founding shareholders during the period prior to incorporation. (Also see Note H *Related Party Transactions)*

The Company reviews the carrying value of capitalized costs when events or circumstances indicate these assets might be impaired. Based upon qualitative assessment using relevant facts and circumstances, the management determined that no impairment charge was required.

NOTE D – CONVERTIBLE NOTES

Pursuant to the Note agreements with investors, the Company issued Convertible Notes in an aggregate nominal amount of $650,000 in 2016 and $1,350,000 in 2017. The notes accrued interest at the rate of 8% and 10%, respectively. At December 31, 2017, the principal amount of note and accrued interest of $119,605 were converted into 7,112,902 shares of Series A-1 preferred shares in accordance with the terms.

NOTE E – COMMON AND PREFERRED STOCK

At December 31, 2017, the Company's capital structure consisted of common shares, Series A, and Series A-1 preferred shares. There were 35 million common shares authorized of which 12,737,800 were issued; and 17,554,636 preferred shares authorized of which 16,967,538 were issued and outstanding.

Preferred stock may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of common stock. The preferred shareholders are entitled to a full return of their original investments plus all declared and unpaid dividends in the event of a liquidation, dissolution or winding up of the company, before any distributions are made to common shareholders. Also, preferred shareholders are entitled to elect one member of the company's board of directors. Common shareholders are also entitled to elect one member of the board and the remaining members are to be jointly elected by both common and preferred shareholders.

NOTE F – INCOME TAXES

The consolidated income tax expense consists of the following for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Current:		
Federal	$ -	$ -
US State franchise taxes	800	1,554
Subsidiary income taxes	4,080	4,557
	4,880	6,111
Deferred expense (benefit):		
US	-	-
Foreign	(560)	1,946
	(560)	1,946
Total tax expense	$ 4,320	$ 8,057

The Company provides for deferred income taxes on temporary differences between the Company's financial statements basis and tax basis of assets and liabilities using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	December 31, 2017	December 31, 2016
NOL Carryforwards (US)	$ 1,477,318	$ 1,192,749
Stock based compensation expense (US)	6,605	4,867
Property & equipment (US)	(4,882)	(10,035)
Capitalized software development charges (US)	27,950	27,950
Other assets and liabilities (IN)	(1,386)	(1,946)
Total deferred tax asset	1,505,605	1,213,585
Valuation allowance	(1,506,991)	(1,215,530)
Net deferred tax liability	$ (1,386)	$ (1,946)

On December 22nd, 2017, the Tax Cuts and Jobs Act were entered into a law. ASC 740-10-35-4 requires the effect of a change in tax law or rates to be recognized as of the date of enactment, which is officially December 22, 2017. Thus, the Company took into account new federal income tax rate of 21% for measuring its outstanding temporary differences and its federal NOL carryforwards.

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of the Company's recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.

NOTE G – SHARE-BASED COMPENSATION

The Company's stock option plan provides for incentive ("ISO") and nonqualified stock options ("NSO"), as defined by the Internal Revenue Code, to be granted to employees, directors and consultants. Options granted generally have a maximum term of ten years from the grant date, and vest over a period ranging from zero to four years.

A summary of activity under the Plan for the years ended December 31, 2017:

	Shares Available for Grant	Outstanding Options	Weighted-average Exercise Price Per Share
Balances, December 31, 2016	3,357,270	822,000 $	0.074
Options granted	(862,564)	862,564	0.060
Options exercised	-	-	-
Options cancelled	859,839	(859,839)	0.060
Balances, December 31, 2017	3,354,545	824,725	0.074
Vested and expected to vest, at December 31, 2017		762,109	0.075
Exercisable, at December 31, 2017		762,109	0.075

The Company recognizes compensation cost for stock-based compensation arrangements with employees, non-employee consultants and non-employee directors based on their fair value using the Black-Scholes option-pricing model, such cost to be expensed over the respective vesting periods.

For the year ended December 31, 2017, the Company recorded $6,220 in share-based compensation expense. At December 31, 2017, the total compensation cost related to non-vested awards not yet recognized was $24,668 which will be recognized over a weighted-average period of forty months. The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes option pricing model. The management determined the expected stock price volatility of 25% for the Company's stock by examining the historical volatilities of its industry peers as the Company did not have any trading history of its ordinary shares. The risk-free interest rate fluctuated between 1.83% and 3.04% and was calculated on the grant date using the average of the published interest rates U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as the Company has no history of, nor plans of, dividend payments.

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from the exercise of stock options.

NOTE H – RELATED PARTY TRANSACTIONS

Transactions with Shift Mobility (India) Private Limited

Shift Mobility (India) Private Limited derives majority of its revenues from software development and consulting services rendered to its U.S. parent. For the years ended December 31, 2017 and 2016, ShiftMobility U.S. reported offshore development expenses of $281,000 and $327,993, respectively, for such services. All intercompany transactions and balances were eliminated in the process of consolidation.

Loans from officers

In May 2014, the management acknowledged liability owed to Company's founders for out-of-pocket expenses incurred by them for software development. The loan accrues interest at 0.25% per annum and are payable upon demand. As of December 31, 2017, the balance outstanding of $100,896 includes $896 of accrued and unpaid interest.

NOTE I – BUSINESS CONCENTRATIONS

Revenues and receivables

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable, as follows:

For the year ended December 31, 2017, two customers accounted for 45% of revenue.

NOTE J – DESCRIPTION OF LEASING ARRANGEMENTS

In December 2017, the company incurred expense of $179,315 for terminating existing lease agreement. The expense was accrued and reported as rents in the accompanying financial statements. The Company currently leases its office space under non-cancelable operating lease expiring April 30, 2019.

Future minimum lease payments required under the lease in U.S. are as follows:

For the year ending December 31,

2018	$	54,523
2019		19,824
	$	74,347

The Company has similar leases in India with expiry in October 30, 2020. The annual rent expense in aggregate for year ended December 31, 2017 was approximately $71,757.

SHIFTMOBILITY, INC. AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
SEGMENT INFORMATION - GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	FOR THE YEAR ENDED DECEMBER 31, 2017	FOR THE YEAR ENDED DECEMBER 31, 2016
Business promotion and sales incentive	$ -	$ 7,194
Bank charges	854	631
Depreciation and amortization	40,317	33,167
Dues and subscriptions	11,008	13,558
Insurance	833	10,303
Legal and professional fee	31,680	13,430
Software license subscriptions	64,544	-
Miscellaneous expense	3,145	2,625
Office supplies and general expense	25,317	21,921
Repairs	2,479	3,841
Stock based compensation charges	6,220	17,412
Telephone and connectivity	20,993	22,595
Utilities	3,810	3,212
	$ 211,199	$ 149,890

Accompanied notes are an integral part of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Jason K. ▾

SHIFTMobility is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

SHIFTMobility
Automotive Blockchain Transaction Hub
Small OPO · Redwood City, CA · Business to Business
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

SHIFTMobility

An Automotive Information and Transaction Hub on The Blockchain: Capturing Connected Vehicle Data and Communicating Local Demand to Manufacturers, Distributors, Dealers, Repair Centers and Owners

Powering the Automotive Industry's Next (r)Evolution

A Seamless Connection

SHIFTMobility provides a seamless connection between manufacturers, distributors repair centers and connected cars on our network. Our platform sends and receives vehicle data that runs the gamut: including real-time events, lane change requests, alerts, and transactional data such as new or old car sales deed, warranty, insurance coverage, service invoices and receipts, inspections, repairs performed, parts replaced, and maintenance performed.

Our products are currently in production and used by leading automotive businesses worldwide. With thousands of users downloading our apps across iTunes, the Android Marketplace, and the cloud, we're in the early revenue stage and growing. We have finished products that are currently being used by our customers and intend on using the funds from our raise to enhance current products and expand our operations.

Why Automotive Blockchain?

Today, vehicle ownership records, warranty documents, connected vehicle data, service maintenance, repairs, inspections, and parts replacement information are fragmented and contained in various closed systems. By combining all vehicle information like registration, sales deed, service history, OEM/Aftermarket replacement parts, pricing, and real time automotive events on a blockchain, we're able to provide greater transparency to car owners and caretakers.

With our blockchain platform based solutions, we authenticate vehicle ownership, identify counterfeit parts, reduce parts returns, manage warranties, provide local demand insight to supply chain networks, and draw a straight line from vehicle triggered events to the services and parts needed at any given mile.


AUTO PARTS
AutoZone
ebay


Pavana Jain
CEO & Co Founder

Let's change the automotive landscape.

SHIFTMobility is backed by Toba Capital, a Silicon Valley-based VC Fund. We are currently in revenue mode.

Invest in this mile and the next.

needed at any given mile.

SHIFTMobility and its ecosystem of dealerships, repair shops, chains, distributors, and part manufacturers will reward customers who exhibit positive vehicle health maintenance behavior with AutOn. AutOn tokens would be used to reward vehicle owners and used to licensed OEM repair information for vehicles, purchase parts, and diagnose DTC issues.

Learn more.

Join Us.

The Offering

Investment

$1/share of Non Voting Common Stock | When you invest you are betting SHIFTMobility future equity value will exceed $33.5M.

Perks

AutOn Tokens

For every $100 that you invest, the Offering includes 1 AutOn Token.
AutOn Tokens may be used to purchase products (ex: cars, brake pads) and services (ex: oil change) on the SHIFTMobility Network.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.
See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

AutOn Tokens

What does the token represent (right to use some sort of service? right to some sort of equity or revenue share from the company? etc.)
AutOn is a utility token. It allows investors to buy products on the SHIFTMobility Network. The token does not provide equity or revenue share.

What does the token do (functionality)?
AutOn token can be used to purchase licensed OEM repair information for vehicles, purchase parts, and diagnose DTC issues.

Where can it be used (please describe the marketplace/network/platform, and the name if any)?
AutOn tokens can be used on the SHIFTMOBILITY network.

What blockchain will it be created on?
AutOn tokens issued to investors will be created on Ethereum public blockchain and delivered to the investors wallet. Tokens would also be on Blockcurr private blockchain for reference purposes (such as when a product is purchased on the SHIFTMobility Network).

Will it be transferred at some future date to another blockchain?
No. Tokens issued to investors will use Ethereum only.

What is SHIFTMobility?

Our Automotive Blockchain Platform enables organizations to leverage innovations in cloud computing, mobility, Big Data, blockchain, and connected vehicle technology to harness demand from connected vehicle apps, commerce, diagnostics, and service intelligence.

Our mission is to build a Decentralized Autonomous Organization (DAO) to automate vehicle contracts, transactions, payments, and commercial settlements with Decentralized Applications (DApp). With our Internet of Things (IoT) technology, we're be able to track the supply chain lifecycle of products and services within our network of part manufactures, distributors, and repair centers. Users gain transparency while businesses are able to easily operate in a **technologically advanced automotive landscape.**

<u>**We believe that SHIFTMobility's Automotive Platform delivers the promise of a globally connected blockchain information system that ensures the security, speed, scalability and accuracy of financial transactions on a distributed ledger.**</u>

In our opinion, our ledger provides an indisputable record of services and interactions with individuals on our supply chain. SHIFTMobility DAO captures and maximizes the utilization of real-time data from vehicles and a variety of sources such as service centers, parts suppliers, and car manufacturers.

and maximizes the utilization of real-time data from vehicles and a variety of sources such as service centers, parts suppliers, and car manufacturers, thus enabling demand stimulation and supply chain optimization as well as facilitating the timely resolution of contracts and disputes among supply chain partners.

SHIFTMobility Benefits for Manufacturers, Distributors, Dealers And Repair Centers

Manufacturers

For manufacturers, the platform enables any organization to introduce **new products to market in 30 minutes as opposed to today's average of 120 days**. Once the parts are in the market, the platform delivers real-time insight into worldwide parts failures and the ability to quickly act on them.

Distributors

Distributors, on the other hand, can ensure that **part orders are processed within three minutes** rather than relying on often lengthy call center calls. The platform also **reduces return rates** by ensuring that parts are region-tailored and orders accurate with in-depth visibility into real time demand and services performed.

Repair Centers

Repair centers can **estimate jobs in 30 seconds,** leverage mobile based solutions to access information from thousands of locations, service more vehicles, accurately order parts from anywhere and anyone, connect to vehicles for remote diagnostics, build trust and loyalty with customers, and grow revenue faster than ever before.

Dealers

Dealers can **transform paper contracts into digitized smart contracts**, connect to vehicles for proactive maintenance suggestions, and engage and reward customers to build loyalty to the brands they sell.

Owners

Can scan service records to **maintain the integrity of their service history**. If they visit any of the service centers on the SHIFTMobility Network, these records are automatically available on the blockchain for easy access. Upon transfer of ownership, the new owner gains the complete service history from the previous owner.

Our Integrated Peer Network Means **Speed And Ease** for Consumers and Businesses


03
MANUFACTURERS
Standards Compliance
FASTER TIME TO MARKET
02
DISTRIBUTORS
Warehouses & Fleets
FASTER DELIVERY, ZERO RETURNS
01
REPAIR CENTERS
FASTER REPAIRS, SERVICES

Our Automotive Blockchain Platform Is **Secure And Scalable**

SHIFTMobility's Automotive Blockchain Platform accelerates digital transformation by simplifying the construction, integration, and deployment of novel automotive solutions.

Our platform is specifically built for the automotive industry.


REPAIRBUDDY

Available Solutions

For Consumers - These applications are downloadable from iTunes and Android Marketplace.

- **Spark:** Get rewarded for taking good care of your vehicle with digital tokens and cryptocurrency
- **VehiclePassport:** Scan and share vehicle information with the blockchain. Carry your vehicle information in your pocket.

For Service Centers: These applications are currently accessible on web or downloadable mobile applications from iTunes and Android Marketplace.

- **CarLink:** Connected vehicle remote monitoring & proactive customer engagement
- **Car2Mobile:** Connected vehicle real –time communication with service centers for advanced diagnostics.
- **ShopLite:** Comprehensive connected shop management
- **RepairBuddy**: Automotive repair data anywhere, anytime
- **CarCheck**: Smart visual inspection sheet
- **LubeLite**: Point of sale for Lube Shops
- **Time Clock**: Billable hours tracking for employees
- **Scan-N-Share**: Fast VIN decoder
- **CountUp**: Finance and book-keeping for shops chains and dealers
- **Fast In-N-Out**: Faster curbside check in and out
- **MarkUp**: Visual repair estimator

For Distributors

- **AutoParts**: Industry's first B2B wholesale autoparts and accessories marketplace on blockchain
- **VroomBox**: Product Information hub and catalog management


Car2Mobile


RepairBuddy


VEHICLE
PASSPORT

Images are actual product screenshots


12:30
Spark
2011 Chevrolet Camaro
LS V6 3.6L DOHC LLT N/R D GAS
1HGCM82633A004352, 4PAW967
30 000 miles
UPDATE
Options menu
MONITORS
CHECK ENGINE
MAINTENANCE
GET QUOTE
APPOINTMENTS
GLOVE BOX
Coupon
CARDEALERSHIP

Images are actual product screenshots

Our Platform

SHIFTMobility's Automotive Blockchain Platform enables any organization to build and host dynamic mobile applications to power commerce, connect to vehicles, or store and analyze data on a secure and scalable big data infrastructure

Industry leaders like AutoZone, NAPA, Dorman, Schaeffler, and eBay are on SHIFTMobility's platform.

Key Features:

- Standardized taxonomy
- Normalized OEM and Aftermarket standards
- VIN – License Plate scanner and decoder
- Real-time communication with vehicles
- Live data streaming and sharing with Vehicle Service Network
- Human Machine Interface (HMI) communication
- OBD II command support

With the platform streaming key data between manufacturers, distributors, vehicles and repair shops to the Vehicle Service Network, organizations gain actionable intelligence such as:

- Part performance
- Part failure analysis
- Predictive part failure alerts
- Predictive service alerts
- Price change impact
- Telematics coded commerce
- Trouble code mapping services to be performed and parts to be replaced
- Ability to eliminate the fragmentation that exists today

Tokenizing The Automotive Ecosystem

AutOn tokens are issued by SHIFTMobility to both businesses and consumers. They will be used as follows:

- **Businesses using SHIFTMobility applications**: These typically include independent repair centers and large service chains.





include independent repair centers and large service chains. Businesses would reward vehicle owners with AutOn for services performed at their facility as well as maintaining the health of their vehicle according to the manufacturers service recommendations.

- **Consumers or vehicle owners:** They would get rewarded with AutOn tokens issued at by mile or at regular service intervals. AutOn tokens can be used to purchase licensed OEM repair information for vehicles, order parts, and to diagnose DTC issues.

AutOn Tokens are in production, and they are available through Vehicle Passport DApp available on Google and Apple Appstore.

The U.S. Automotive Market Is Booming

212M Drivers



256.2M Cars



$250B Market



Source: Statista, Autocare.org

SHIFTMobility Is Growing Within That Market

110K+ Shops   **200+ Distributors**   **1.8+TB Of Data**   **200M Parts**

4kGB/day per Vehicle

And We've Got Fans

"By simplifying the entry point to blockchain adoption within the automotive industry, SHIFTMobility actualizes the benefits of a global mobility ecosystem and ushers in a profound technological transformation that promises to increase transparency, speed, and cost savings to all stakeholders, especially consumers who can now make increasingly informed decisions concerning their vehicles."

- Amit Jain
CEO, AMP Motors

*"SHIFTMobility's Private Label as a Service enabled us to quickly and **cost-effectively make the leap to mobile.** With the AlignGuide™ app, our customers now have instant access to our entire product library, alignment specifications, and illustrations wherever they are. As manufacturers of world-class suspension parts and tools, we never compromise, so when we made the decision to deploy our first mobile app we knew it had to be done right – and SHIFTMobility delivered."*

Mina Cox
COO Specialty Products

People Love Shoplite

"This app has everything our repair center needed. It's a must-have for any auto-related business!"

Clayton Quality Service

"I like the fast, easy VIN scanner and the overall quickness and accuracy of ShopLite. I can create estimates and order parts much faster than I could with my previous software - and now I don't have to be tied to my computer. Frankly, it's unlike any other platform out there."

Marcelo Auto Repair



2016 United States Frost & Sullivan Award for



The Mobile Air Conditioning Society (MACS)

Customer Service Leadership

Worldwide - Best Use of Technology in a Product Award

Invest in SHIFTMobility

With thousands of users already onboard, SHIFTMobility plans to expand through marketing and business development.

- We are the industry's first automotive cloud platform, vehicle connectivity, and blockchain provider
- We are solving tough problems with products already in the hand of thousands of users
- We are changing the world - one vehicle at a time
- We have successfully raised a total of $5.9M in Series A and Series A-1 rounds
- We are backed by Toba Capital, a Silicon Valley-based VC with $850M under management (http://tobacapital.com)
- We have a proven product market fit with leading automotive companies on our network
- We are in revenue mode
- We are growing in US and expanding globally



"In an age of privacy concerns and rapid evolution in vehicle technology, our automotive blockchain platform will ensure the security and integrity of customer and vehicle information while maintaining the intrinsic benefits of a globally connected ecosystem. As pioneers in this field, all our solutions use blockchain to secure, distribute, and validate transactions across all our constituents. We now look forward to offering the infrastructure necessary to drive blockchain adoption across the industry."

Pavana Jain

Co-Founder and CEO of SHIFTMobility


2013
Mobilized OEM and Aftermarket on a single platform
2014
Integrated manufacturers, distributors, and repair centers
2015
Released mobile and cloud solutions
2016
Pioneered telematics-coded commerce
2017
Connected vehicles to service network
2018
Launched blockchain powered Automotive Cloud Platform
Q3 2018
AutOn, VehiclePassport launched. NAPA Parts on blockchain released.
September 2018
Launched on StartEngine
Now YOU can own a part of our company!
Q4 2018
Connect AutOn telemetrically (ANTICIPATED)
2020
Add 3% Market Penetration and Expand globally (ANTICIPATED)

In the Press

Nasdaq GlobeNewswire   Nasdaq GlobeNewswire   **CISION** PR Newswire   **FORTUNE**   **WSJ**   **creator**

CISION PR Newswire

SHOW MORE

Meet Our Team



Pavana Jain
CEO, Board Member, Founder

• 25+ years of tech industry leadership, innovation, and executive management experience at Fortune 100 companies • As Senior Director and core team member, responsible for growing Oracle Cloud and Oracle Fusion Middleware to $b business units • Stanford Business School Alumni • MIT AI certification Pavana has served as full time CEO, Director, and Founder of ShiftMobility since July 2014.





Josh Burwick
Director, Sales & Support

Josh is a near life-long bay area resident, loves everything automotive, and is an entrepreneur to the core. He studied business and Spanish at Las Postias College before going off to build businesses of his own. Josh oversaw SHIFTMobility's largest beta and pilot initiative, consisting of 200+ shops in the San Jose area





Elliott Schendel
Director, Marketing

Elliott is a Silicon Valley-based marketer specializing in the tech industry. Upon graduating from the University of Colorado, Elliott joined TIBCO Software Inc. as a member of the marketing team, executing successful digital campaigns along with product copy, white papers, success stories, and blog posts. Following this, Elliott joined SHIFTMobility where he draws on his passion for the automotive industry to drive corporate marketing initiatives, branding, and positioning.





Arvind Jain
CTO, Board Member, Founder

• 29+ years of R&D, entrepreneurship, and executive management experience at Fortune 100 and startup companies • Previous startup was in healthcare • Supply chain, vehicle connectivity, big data, and blockchain expert • W3C standard committee member • Oxford Blockchain alumni Arvind has served as full time CTO, Director, and Founder of ShiftMobility since May 2013.





Steve Goodman
Board Member

Steve has been part of the HR Tech industry across four companies: Skillsoft, Bright, LinkedIn, and now Restless Bandit (2014 - Present). Steve is also a partner at Toba Capital (2013 - Present), a venture firm with over $850M under management and primarily focus on HR technologies and artificial intelligence. Steve represents Toba Capital in ShiftMobility's Board and is not directly or actively involved in the company's daily operations.



Stephen Gross
Board Member

BA Physics, Mathematics from Wesleyan University, MSEE from Stanford University. Held various engineering and management roles at Cromemco, Inc / Dynatech Computer Systems and then at SanDisk Corporation for 18 years before retiring in 2007. Co-Executive Director of the CompactFlash Association 2008-2009. Subsequently volunteered for the City of Cupertino, Pinewood School and The Harker School while managing owned rental properties until present. He currently is a volunteer Middle School Summer Robotics Teacher in 2018. Stephen is an angel investor and does not actively spend hours on ShiftMobility.

Offering Summary

Maximum 1,070,000 shares of non-voting common stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below.

Minimum 10,000 shares of non-voting common stock ($10,000)

Company	SHIFTMobility, Inc.
Corporate Address	303 Twin Dolphin Drive, Suite 600, Redwood City, CA 94065
Description of Business	SHIFTMobility provides B2B solutions to seamlessly connect auto-parts manufacturers, distributors, repair centers, dealers and connected cars on SHIFTMobility Automotive Blockchain Platform.
Type of Security Offered	Non-Voting Common Stock and AutOn Tokens
Purchase Price of Security Offered	$1.00 per Share of Non-Voting Common Stock
Minimum Investment Amount (per investor)	$500.00

Perks*

For every $100 that you invest, the Offering includes 1 AutOn Token.
AutOn Tokens may be used to purchase products (ex: cars, brake pads) and services (ex: oil change) on the SHIFTMobility Network.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

<u>Terms of Tokens</u>

AutOn Utility Tokens

Description: AutOns are SHIFTMobility's ERC-20 compliant utility tokens, that would be issued on the Ethereum blockchain.

AutOn empowers businesses and customers to engage with one another in a transparent and trustworthy manner from the first time they purchase their vehicle through its maintenance lifecycle. AutOn tokens are purchasable by shops, chains, distributors, and manufacturers to reward to car owners. Tokenized data means diminished friction between participants and real-time engagement between customers, workers, dealers and vehicles. AutOns are the next generation in consumer reward programs and can be used for purchasing cars, parts, or repair services. AutOn when approved are released to customer's wallet address and can be accessed from VehiclePassport app.

- **Initial Blockchain for issuance of AUTON token to investors:** ERC20. We have 30 million AUTONS already available on Etherscan so that we can issue them to the investors.
- **Migration to Alternative Blockchain:** N/A. We will continue to issue tokens to investors using Ethereum.
- **Expected Network Launch date:** Q3 2018
- **Total amount of Tokens authorized for creation:** 30,000,000
- **Amount of Tokens or Rights to Tokens already issued:** We would be issuing tokens in proportion to capital raised on Start Engine. We have not issued tokens in any pre-sale raise. We have not reserved the rights to any of these tokens allocated definitively.
- **Will they be listed on Exchanges:** No
  - **if so, which:**

<u>Other Material Terms:</u>

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

What does the token represent? What does the token do? Where can it be used (please include the name of the network, if any)?

AUTON utility token allows investors to buy products on SHIFTMobility Network. The token does not provide equity or revenue share.
AUTON tokens can be used to purchase licensed OEM repair information for vehicles and to diagnose DTC issues. AUTON tokens can only be used on SHIFTMOBILITY network.

The Company has a fully functional distributed ledger based business model and a blockchain based token and we use Blockcurr private blockchain infrastructure. Ethereum is only used for payments depending upon the use case of the automotive industry.

The token is currently not intended to be listed exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

The 10% Bonus for StartEngine Shareholders

SHIFTMobility, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Common Stock at $1 / share, you will receive 10 Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds. Specifically, it does not plan to use any expense that is for the purposes of inter-company debt or back payments or payment of the current loan from the officer. Officer's salaries are expected to be paid with revenue being generated or capital raised from other avenues and not from Regulation Crowdfunding funds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

ShopLite

It's not business as usual, it's value added. It's not just an app, it's an idea; that auto repair should be seamlessly connected in real time. Changing the way service centers interact with their customers and distributors.

It's about freedom. Freedom to do the things that matter most to you.

It's about true innovation and the means to access contextual repair data with one click.

It's a seamless environment that will save time and boost productivity; all while increasing customer satisfaction.

It's empowering; giving you the time and tools to grow your business.

It's about trust and transparency.

It's the ability to view customer information across all devices.

And connect to vehicles, wherever you area.

All on a platform designed to empower shops and their customers.

It's not just an app; it's SHIFTMobility's ShopLite.

Introduction to SHIFTMobility - Pavana Jain, CEO and Founder

As CEO and co-founder, it's my pleasure to introduce you to shiftmobility, a company dedicated to providing cutting-edge technology to the 270 million U.S. and one trillion dollar global automotive aftermarket. This market has a high entry barrier for information access and keeping everybody on the same page. Shiftmobility is changing this with a wide range of clients from dealers to parts manufacturers, distributors, service centers, fleets, and consumers. We are the industry's one and only blockchain based information and transaction hub for every vehicle on the road. Our blockchain platform provides transparency into every transaction that touches a vehicle - from vehicle ownership to data sharing, commerce, and critical services that need to be performed. For dealers, we provide a cost-effective way to engage consumers to sell cars, services, and manage warranties; they can also reward using Auton. Auton is a digital token that can be delivered directly to a consumers personal wallet on their smartphone. For companies providing parts and services, we deliver real-time demand directly from the vehicle through the blockchain. For consumers, we offer full transparency into their vehicle records from the time they buy or lease a car; this includes sales deed, registration, maintenance to be performed, vehicle data, as well as complete service history. Our solutions are used by thousands of

organizations. We differentiate our products by ensuring they're customer centric and easy-to-use. Honored by leading companies, associations, and analysts, we take pride in our ability to deliver the best of cloud, mobility, blockchain, tokenization and IoT technologies. Join us and invest today - for this mile and the next. [Music]

Auton/Vehicle Passport

It's safe the say that we all know where the glovebox is in our car. We use it to store insurance and registration paperwork, occasionally accompanied by a tire gauge. But what about the rest? For storing ownership records and repairs to inspections and parts information; there has to be a better way.

With SHIFTMobility, everything from the driver to the car, insurance, service visits, real-time condition, history and more is captured in a single unbroken and highly secure chain. Owners can instantly access repair estimates, schedule service appointments, or find parts specific to their vehicle.

So, the next time a warning light brightens their dashboard, drivers can immediately get an expert opinion on the issue. By maintaining complete service history and events on the blockchain, we're providing transparency to owners and the businesses they rely on to keep their vehicles on the road.

Dealerships and service centers can provide proactive maintenance suggestions, create smart contracts, alert users to problems, and build loyalty by rewarding customers who exhibit positive

vehicle health maintenance behavior with Auton, which can be used to purchase products, saved, even gifted or exchanged.

Empowering customer engagement from the time of vehicle purchase through its maintenance lifecycle. Tokenized data means diminished friction and real-time engagement.

Plus, because all SHIFTMobility solutions are backed by Blockchain technology, any and all vehicle data is easily retrievable and can be quickly transferred to a new owner should the car be sold.

SHIFTMobility - powering the automotive industry for this mile and next.

SHIFTMobility Platform

We've certainly come a long way, but it's only the beginning.

Imagine an industry devoid of barriers, unified on a single platform.

Imagine vehicles intelligent enough to care for themselves.

Service centers able to connect to their customers wherever they are.

Parts that can relay market performance to their manufacturers in real time.

All possible on the world's largest service network.

Powered by SHIFTMobility.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SHIFTMOBILITY INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF AUGUST, A.D. 2018, AT 3:21 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



SECRETARY'S OFFICE 1793 DELAWARE 1855

5312865 8100
SR# 20186078136

Authentication: 203236355
Date: 08-13-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:21 PM 08/08/2018
FILED 03:21 PM 08/08/2018
SR 20186078136 - File Number 5312865

SHIFTMOBILITY INC.

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

SHIFTMOBILITY INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. That the name of this corporation is shiftMobility Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on April 2, 2013 under the name shiftMobility Inc. The Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on May 8, 2013. The Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on October 29, 2013. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on June 26, 2014. An Amendment to the Third Amended and Restated Certificate was filed with the Secretary of State of Delaware on June 3, 2016. The Fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on December 27, 2017.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Fifth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this August 8, 2018.

By: /s/ Pavana Jain
Pavana Jain, Chief Executive Officer

FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SHIFTMOBILITY INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SHIFTMOBILITY INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: The name of this corporation is shiftMobility Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 35,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), (ii) 1,070,000 shares of Non-Voting Common Stock, $0.0001 par value per share ("**Non-Voting Common Stock**") and, (iii) 17,554,636 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), of which 9,854,636 shares are designated as Series A Preferred Stock (the "**Series A Preferred Stock**"), and of which 7,700,000 shares are designated as Series A-1 Preferred Stock (the "**Series A-1 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common

Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of Common Stock.

B.   NON-VOTING COMMON STOCK

Except as otherwise set forth herein, all shares of Common Stock and Non-Voting Common Stock shall, to the fullest extent permitted by applicable law, be identical in all respects and shall entitle the holders thereof to the same powers, preferences, rights and privileges and shall be subject to the same qualifications, limitations and restrictions. Except as required by applicable law which cannot be superseded by the provisions of this Certificate of Incorporation, the holders of Non-Voting Common Stock will not be entitled to vote in respect of such shares on any matter, and such shares will not be included in determining the number of shares voting or entitled to vote on any matter.

C.   PREFERRED STOCK

The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Stock are as set forth below in this Part B of Article Fourth. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends.

1.1   Preferential Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable solely in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, a cash dividend on each outstanding share of Series A Preferred Stock at a rate equal to eight percent (8%) per annum of the Series A Original Issue Price (as defined below) on each share of Series A Preferred Stock and a cash dividend on each outstanding share of Series A-1 Preferred Stock at a rate equal to eight percent (8%) per annum of the Series A-1 Original Issue Price (as defined below) on each share of Series A-1 Preferred Stock. Any partial payment of the foregoing dividends to the holders of Preferred Stock shall be made ratably and on a pari passu basis among the holders of Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid. The "**Series A Original Issue Price**" shall mean $0.3840 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Series A-1 Original Issue Price**" shall mean $0.2981 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. Such dividends shall not be cumulative.

1.2   Additional Dividends. After the full payment or setting aside for full payment of the dividends described in Subsection 1.1, any additional dividends (other than

dividends on Common Stock payable solely in shares of Common Stock) declared or paid in any fiscal year shall be declared or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted into Common Stock at the then-effective conversion rate as calculated pursuant to Subsection 4.1.1.

1.3   Non-Cash Distributions. Whenever a dividend provided for in this Section 1 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors, including at least one (1) of the Preferred Directors (as defined below).

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to:

2.1.1   For holders of Series A Preferred Stock, the Series A Original Issue Price, plus any dividends declared but unpaid thereon.

2.1.2   For holders of Series A-1 Preferred Stock, the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon.

2.2   Insufficient Distributions. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series A Liquidation Amount**." The aggregate amount which a holder of a share of Series A-1 Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series A-1 Liquidation Amount**."

2.4   Deemed Liquidation Events.

      2.4.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, provided that such majority shall always include Toba Capital Fund II, LLC ("**Toba**"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

      2.4.2   a merger or consolidation in which

      (a)   the Corporation is a constituent party or

      (b)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, a majority, by voting power, of the equity securities of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly-owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or

      (c)   the sale, lease, conveyance, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, conveyance, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation.

      2.4.3   Effecting a Deemed Liquidation Event.

      (a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

      (b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock, provided that such majority shall always include Toba, so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation

Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors, together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount and all outstanding shares of Series A-1 Preferred Stock at a price per share equal to the Series A-1 Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.4.4 <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors.

3. <u>Voting</u>.

3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

3.2 <u>Election of Directors</u>. The holders of record of the shares of Preferred Stock, voting as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**") and the holders of record of the shares of Common Stock, voting as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall

remain vacant until such time as (i) the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting or (ii) such directorship is filled by the directors of the Corporation then in office as permitted by the Bylaws of the Corporation, whichever occurs first; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), voting as separate classes on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Subsection 3.2</u>, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this <u>Subsection 3.2</u>.

        3.3   <u>Preferred Stock Protective Provisions</u>. At any time when at least 4,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

        3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

        3.3.2   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

        3.3.3   increase or decrease (other than by conversion) the number of authorized shares of Common Stock or Preferred Stock;

        3.3.4   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to each series Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of any series of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to each series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

        3.3.5   issue or obligate itself to issue any shares of Series A-1 Preferred Stock other than pursuant to that certain Series A-1 Preferred Stock Purchase Agreement dated on or around the date hereof by and between the Corporation and the other parties thereto;

3.3.6   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to such series of Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with such series of Preferred Stock in respect of any such right, preference or privilege;

3.3.7   adversely alter or change the powers, preferences or special rights of any series of Preferred Stock (including without limitation by amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws of the Corporation);

3.3.8   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, or (iv) as approved by the Board of Directors, including the approval of at least one (1) of the Preferred Directors;

3.3.9   create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000.

3.3.10   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.11   increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.12   increase the number of shares reserved for issuance under any existing equity incentive plan of the Corporation or any subsidiary or adopt a new equity incentive plan; or

3.3.13   materially change the principal business of the Corporation.

4.   Optional Conversion.

The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 <u>Right to Convert</u>.

4.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by:

(a) For holders of Series A Preferred Stock, dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $0.3840. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) For holders of Series A-1 Preferred Stock, dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below) in effect at the time of conversion. The "**Series A-1 Conversion Price**" shall initially be equal to $0.2981. Such initial Series A-1 Conversion Price, and the rate at which shares of Series A-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 <u>Mechanics of Conversion</u>.

4.3.1 <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**") and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate(s) for shares of Common

Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price of a series of Preferred Stock shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities from the Corporation.

(b)   "**Original Issue Date**" shall mean the date on which the first share of Series A-1 Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities issued by the Corporation that are directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Conversion Price**" shall mean the Series A Conversion Price or the Series A-1 Conversion Price, as applicable.

(e)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries for bona fide compensatory purposes pursuant to the Corporation's 2013 Stock Option and Grant Plan, which such issuances are approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors;

(vi)   shares of Common Stock, Options or Convertible Securities issued in connection with an IPO (as defined below);

(vii)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors; or

(viii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the bona fide acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a bona fide joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors;

(ix)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors; or

(x)   shares of Common Stock, Options or Convertible Securities that are otherwise deemed "Exempted Securities" with the unanimous approval of the Board of Directors of the Corporation.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price for any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Preferred Stock, provided that such

majority shall always include Toba, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of <u>Subsection 4.4.4</u>, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to the applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price for any series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of <u>Subsection 4.4.4</u> (either because the consideration per share (determined pursuant to <u>Subsection 4.4.5</u>) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option

or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price for any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price for such series of Preferred Stock shall be readjusted to the Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price for any series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price for such series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issue, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP₂" shall mean the Conversion Price for such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock

(b)   "CP₁" shall mean the Conversion Price for such series of Preferred Stock in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP₁ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP₁); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation, including at least one (1) of the Preferred Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been

issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price for such series of Preferred Stock pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period that are a part of such transaction or series of related transactions).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price for any series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for such series of Preferred Stock then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price for each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization,

reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price for such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of such series of Preferred Stock in any such appraisal proceeding.

4.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price for any series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price for such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to

exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

        5.   <u>Mandatory Conversion</u>.

        5.1   <u>Trigger Events</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $1.536 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation (an "**IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock(the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to <u>Subsection 4.1.1.</u> and (ii) such shares may not be reissued by the Corporation.

        5.2   <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 5</u>. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Subsection 5.1</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Subsection 5.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in <u>Subsection 4.2</u> in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation

may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. <u>Redemption</u>. Except as specifically set forth in <u>Subsection 2.3.2(b)</u> (and subject to the terms and limitations set forth therein), shares of Preferred Stock are not redeemable at the option of the holder thereof.

7. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. <u>Waiver</u>. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding: provided, that any such waiver as to the Series A Preferred Stock shall require the written consent or affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of Series A Preferred Stock.

9. <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation for such holder, given by the holder to the Corporation for the purpose of notice, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

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